WESCAST HUNGARY AUTOIPARI RT.

Brantford, Ontario, February 4, 2005 Wescast Industries Inc. (“Wescast” — TSX: WCS.SV.A; NASDAQ: WCST) is pleased to announce the official name change of its operation in Hungary from Weslin Hungary Autoipari Rt. (“Weslin”) to Wescast Hungary Autoipari Rt. (“Wescast Hungary”) effective immediately.

This state-of-the-art facility was established in 1999 for the design, sale and manufacture of exhaust manifolds, turbo charger housings and integrated turbo manifolds for the European light vehicle market. Wescast acquired Linamar Corporation’s interest in Weslin on August 31, 2004 to support its strategy of providing European customers with full service capability. Wescast’s 100% ownership of Wescast Hungary is an important step in the fulfilment of its strategy to focus on its core business of being a global supplier of automotive powertrain products.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates eight production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

For further information please contact:
Mr.    Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000